Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

October 22, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Raymond Be

Re:	RiverNorth Flexible Municipal Income Fund II, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-281396; 811-23586); Response to Examiner Comments on N-2

Dear Ms. Hamilton and Mr. Be:

This letter responds to the staff’s comments that you provided via telephone on September 10, 2024 and September 11, 2024, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING Comments

1.	There are multiple instances of information that needs to be updated within the Registration Statement. Please ensure this information will be updated in a pre-effective amendment.

The Registrant confirms that all open items have been updated in the Revised Registration Statement.

2.	Please ensure that all filings incorporated by reference are hyperlinked in accordance with the FAST Act.

The Registrant confirms that all filings incorporated by reference have been hyperlinked in the Revised Registration Statement.

3.	The Fund’s June 30, 2024 N-CSR is incorporated by reference in multiple locations, but at the time of the filing, the June 30, 2024 N-CSR had not been filed with the Securities and Exchange Commission. Please ensure this information is on file on EDGAR.

The Fund confirms that the June 30, 2024 N-CSR filed on September 6, 2024 (SEC Accession No. 0001398344-24-017545). The June 30, 2024 N-CSR has been appropriately incorporated by reference into the Revised Registration Statement with appropriate hyperlinks included per comment 2 above.

4.	The Staff notes that it will need to review the audit consent with the Revised Registration Statement.

The Registrant confirms that the audit consent has been filed as an exhibit to the Revised Registration Statement.

DISCLOSURE Comments

5.	On the N-2 cover page, please delete the check from the “when declared effective pursuant to section 8(c) box” since this is not a post-effective amendment.

The requested change has been made.

6.	The disclosure regarding the outstanding amounts used under credit agreements and through tender option bond transactions appears to be inconsistent with the disclosure in the Fund’s N-CSR. Please harmonize the disclosure with the N-CSR and supplementally advise how the Registrant intends to ensure that these disclosures are consistent between the Registration Statement, the N-CSR and any prospectus supplements or other filings.

The Fund confirms that the disclosure has been updated for consistency with the Fund’s June 30, 2024 N-CSR. The Fund did not yet have final information available regarding the Fund’s use of leverage during the fiscal year ended June 30, 2024 at the time of the filing of the Registration Statement. However, the Fund will confirm the accuracy of such disclosures prior to filing all registration statements, shareholder reports and other filings going forward to ensure that the disclosures are consistent across all filings.

7.	The N-2 is materially incomplete because it does not incorporate by reference to any existing shareholder report and is therefore missing disclosure about several N-2 items. In the future, please backwards incorporate to an existing annual report that can be reviewed to confirm A.2 eligibility and compliance with N-2 requirements.

The Fund confirms that, in the future, it will backwards incorporate to the existing annual report as requested.

8.	For future reference, if any filing will be due after the initial N-2 is filed, but before the N-2 is declared effective, please include a statement that all filings filed by the Registrant pursuant to the Securities Exchange Act of 1934, as amended, after the date of the initial Registration Statement and prior to effectiveness of the Registration Statement shall be deemed to be incorporated by reference into the prospectus.

The Fund confirms that the requested change will be made in all future registration statement filings, as applicable.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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